CUSA TEA AND COFFEE

🔥 The world's first botanically extracted instant coffee and tea



CUSA TEA & COFFEE
REINVENTING
TEA & COFFEE

drinkcusa.com Boulder CO

Food & Beverage | B2C | Venture Backed

Highlights

1. 📈 $2.2M revenue run-rate with 567% DTC growth
2. ☕ Over 10M cups sold to 80k customers and counting
3. 💵 Superb CPG metrics: $55 average order value & $290 annual lifetime value
4. 💥 Industry-leading retention rate of 40% annually
5. 🚀 251% annual subscription growth; 1,200+ monthly subscriptions with 55% retention after 6 months
6. ⭐ 4.7 out of 5 stars average from 5,000+ legitimate reviewers
7. 🌎 Zero waste warehouse, 100% solar powered manufacturing, 100% sustainable supply chain
8. 🌱 Certified organic products with zero sugar and no artificial flavors or impurities

Our Team

Jim Lamancusa Founder and CEO

Serial CPG & Outdoor start-up exec. Grew sales from $1M to $75M at Eco-Products as Director of Sales & Employee #3; from $7M to $22M at GoodBelly as VP Sales; and from $4M to $15M at Salewa/Dynafit as Director of Sales & Marketing.

On a backpacking trip in 2015, our founder Jim wondered why there wasn't an instant coffee or tea that actually tastes good. He found out there were two methods for dehydrating beverages: spray drying and freeze drying, and both ruin flavor. Jim decided there must be a better way and he landed on our patented botanical extraction technology.

Robin Shelley Vice President of Marketing

Digital marketing and e-commerce genius with 16+ years of content management experience. Achieved 4-digit growth in Cusa's online sales. Former Head of Content Quality at Global Sources.

Alan Murray Chairman of the Board, Advisor

35+ years experience running businesses from small to large including GoodBelly, Unilever and Tetrapak. Experienced M&A advisor. Board Member of 10 CPG companies.

James Cali Board Member, Advisor

General Partner of Next Generation Nutritional Investments, focusing on branded food & beverage, novel ingredients and food tech. Former SVP of Kellogg's and Mondelez accountable for growth of $6B+ in sales.

Jay Hirsh Board Member, Advisor

Managing Partner of Breaktrail Ventures focusing on innovative CPG and Tech companies. 3x investor in Cusa Tea and Coffee. Advisor to dozens of emerging brands, heavily skilled in operations planning and inventory management.

Matt Fargo Board Member, Advisor

Managing Partner at Kurtz/Fargo boutique accounting firm. Formerly at PWC and started Kurtz/Fargo from the ground up, becoming Boulder's leading accounting firm. Incredible finance/accounting expertise and cash flow management support.

Why Cusa?

We've cracked the code on making your favorite coffee or tea instant, without losing any of the flavor, aroma, or beneficial properties of a fresh brew.



Traditional instant coffee and tea
are flavorless, aromaless, and dead

You read that right — traditional instant coffee and tea taste awful. Burnt, bitter and full of artificial flavorings and sugar. The reason they taste so bad is because the dehydration process literally burns the active ingredients. And then many brands add stuff to make the product come 'alive' again.



So we invented a way to make it pure and delicious



So we changed the game and modified a botanical extraction process in order to maintain the integrity of the original brew. This is the first time anyone has used this process for a food or beverage. There are 30 patents on the technology, protecting us from any competitors who may want to copy our brilliant solution.

And we're seeing tremendous DTC and recurring revenue growth

We've sold more than 10 million cups to 80,000 customers without relying on retailers or other intermediaries, yielding healthy margins. We already have over 1,000 monthly subscriptions and new subscriptions are growing 20-30% each month, proving how much people love our products. 55% of them are still with us after 6 months, and more than 40% of our customers order year after year. This is one of the highest retention rates for a food subscription in the industry.

Fierce customer loyalty is driving recurring revenue

10 million	55%	80,000
Cups Sold	Subscriber Retention After 6 Months	Customers
4.7	1,000+	251%
Average Review ★★★★★	Monthly Subscriptions	Annual Subscription Growth

It's rare for us to get a negative review, and we have 5,000+ 5-star reviews to-date. Our philosophy is to put our money where our mouth is by providing sample packs to anyone for free (plus a small S&H fee). This program has given rocket fuel to the business.

Through hyper-targeted ads, we're acquiring customers for $8-12, yielding on average 2500 - 3000 new sample purchases every month. 42% of these people come back to place another order within 15 days. And since we have such high retention, every new customer incrementally grows the business that much more.

On top of that, the average order value is $55, and customers are ordering an average of 5.2x per year, giving us an amazing one year value of $290+. Given our 40% year over year retention rate, the 3 year LTV is well over $600. All for a $8-12 acquisition cost!



Quality and purity are at the heart of our process

You can't make amazing coffee and tea with cheap ingredients, so we source only the best. Nothing artificial ever! Our coffee comes from Rainforest Alliance Certified farms using regenerative agriculture farming practices, and our tea is sourced only from Certified Organic farms. We visit the coffee and tea farms 2-3x per year to ensure quality and build relationships with our suppliers.

Beyond the coffee and tea, all of the other ingredients are real. You will never see 'natural or artificial flavorings' anywhere on our packaging because we don't believe that they are what anyone should be drinking. We only use real fruit, real spices, and potent herbs. Yes, they cost more, but the taste and health benefits are well worth it!

Every ingredient is tested for purity including tests for heavy metals, mold, fungus, and pesticides, AND we publish our results on our website to back up our claims.





We've carved out a niche with our process and technology
We start with REAL ingredients. Rainforest Alliance Coffee, Organic Tea, and real herbs, spices and fruit.
...and test them for purity
The Tea/Coffee is cold-brewed under pressure - opening the cell walls to release incredible flavor and beneficial properties.

Yes . . . we really invented a new technology
Membrane filtration removes heavy metals, pesticides, mold and fungus.
Hint...we're the purest tea and coffee around!
A vacuum dehydrator filled with the brewed coffee/tea and 0% humidity allows the water to evaporate, leaving pure coffee/tea crystals.
Tea/Coffee crystals are packaged in stick packs and nitrogen filled, giving them a 3-year shelf life.

Once we have the amazing ingredients, we cold brew them under pressure for 6-8 hours. This breaks open the cell walls of the ingredients, perfectly releasing all the goodness they have to offer. At the end of the brewing process, the used ingredients are collected, composted and used as fertilizer back at the tea and coffee farms – all of our ingredients go back to the soil after they are used.

To ensure we are the cleanest and healthiest coffee and tea on the planet, we run the liquids through a membrane filtration unit to once again ensure the end product has zero heavy metals, pesticides, mold and fungus.

Now the ultra clean coffee or tea goes into our BIG vacuum dehydrator. This machine is filled half way up with the coffee and tea, then zero % humidity air fills the rest of the space. This is where the magic really starts to happen! The water in the coffee and tea gently evaporate into the air above it. Once it hits 40% humidity, we vent that air out and add more zero % humidity air and let the process run again. After 4-5 cycles of this, the coffee or tea has lost all its water and crystallizes.



We don't sacrifice anything for convenience

The beauty of the process is that ONLY water evaporates. The amazing taste, aroma and benefits stay within the crystals. So you just need to add hot or cold water and VOILA, you've got a perfectly-brewed, barista quality cup of coffee and tea in seconds!



No one else makes convenient coffee and tea that tastes this good

We get a LOT of customers asking how we can taste so different from everything else on the market. It all comes down to science. Before Cusa, there were only two methods for dehydrating beverages: Spray Drying and Freeze Drying. Spray Drying uses 1,000 degree heat to burn/boil off the water in tea and coffee. So if your memory of instant coffee is that it tastes burnt . . . that's because most of it is!

The other method is Freeze Drying, which uses extremely cold temperatures to convert the liquid into a gas. These cold temps cause a lot of damage to the coffee and tea, and the end result is something close to freezer-burned food.

Other instant coffee and tea brands use overly harsh processes
Spray Drying uses 1,000 degree temps, literally burning the coffee/tea
Freeze Drying uses -112 degree temps, freezer-burning the coffee/tea
And no one else can copy us:
Cusa owns the North American rights to our patented process and worldwide rights to any customers that come to us first

Our technology is completely different, and avoids the pitfalls of Spray Drying and Freeze Drying, resulting in incredible taste in every cup. And no one else can copy us. Cusa owns the North American rights to our patented process and worldwide rights to any customers that come to us first

We might even be the most sustainable coffee and tea around

- 100% recyclable or compostable packaging
- We use only Organic Tea and Rainforest Alliance Certified Coffee
- All the used tea and coffee is composted at our farms
- Our manufacturing plant is 100% solar powered
- Our Boulder, CO warehouse/office is almost 100% zero waste

Our team has a strong track record of driving CPG growth

Our team has a strong track record of driving growth and exits at top CPG companies

Jim Lamancusa
Founder & CEO

Serial start-up exec in CPG & Outdoor industries; grew CPG exits from $5M to $75M in 5 years at Eco-Products; invented Cusa's proprietary technology

Robin Shelley
VP of Marketing

14+ years leading marketing for e-commerce & CPG brands; led 150-person content team at Global Sources; grew Cusa's online sales from $74k to $1M+

Alan Murray
Board Chairman

15+ years experience running businesses & invested in large Outdoor and Tranquility Board Member of 13 CPG companies

Jay Hirsh
Board Member & Investor

First invested and serial exec, an investor in Cusa Tea and Coffee, Advisor to start-in all emerging brands

Jim Call
Board Member & Investor

Invested in Kellogg's and Mondelez, pivotal factor for growth of over $1 billion in sales

Matt Farge
Board Member & Investor

Managing partner at a start-up & boutique accounting firm; previous Big 4 accounting experience

We're not stopping at just instant coffee and tea



The opportunity to penetrate the total US tea and coffee market is huge

Coffee $90B growing at 6%

Tea $14B growing at 6%

US Market

Sources: Statista and Grand View Research

While instant coffee and tea ($25B and $1.5B markets respectively) were our initial focus, the opportunity to penetrate the total US tea and coffee market is huge. The incredible feedback we've gotten on our products makes us confident that we can compete directly with all coffee and tea brands on the market. In many ways, our products are more pure, convenient and delicious. But we're not stopping there either. We also see a tremendous opportunity to expand to other beverage categories.

We're in a prime position to scale our products and technology

CURRENT Strong Core Business	NEXT Product/Channel Expansion	FUTURE Category/Global Expansion
• 80,000+ direct customers • 1,000 retailers • 12 private label customers launched/in pipeline	• Launch mushroom line including coffee, tea, & pure mushrooms • 5x our private label customers	• Adapt our tech to other categories (supplements, herbal extracts, functional drinks • Expand to 30,000 retail stores • Launch international distribution

With our core DTC coffee and tea business working well, we are ready to expand to new beverage categories and to drive growth across all channels. We're already in 1000 retailers and have 12 private label customers from inbound sources. Many other coffee/tea/beverage brands have asked us to make products for them using our technology. Some of these are very large brands who see our technology as a needed innovation in the industry.

Working with Private Label clients allows us to decrease our overall raw material costs, increase brand revenue, and create lasting partnerships that may lead to M&A in the future and an exit for our shareholders.

Our current growth rate in DTC and the added business with wholesale and private labels will deliver fast growth over the next 5 years. Cusa has the incredible opportunity not just to grow our brand and product selection, but also to leverage the technology to help grow the category with other industry leaders, giving us multiple revenue streams.



So what's in it for you?

We believe the top two reasons people invest in Cusa are:

- They love Cusa's brand, products and ethos and want to be part of our story.
- They're seeking a return on investment

In addition, when you invest in Cusa via Wefunder, you get access to some awesome investor perks. Take a look:

- Invest $250: 25% off coupon code good for 3 orders
- Invest $500: 35% off coupon code good for 3 orders
- Invest $1,000: 40% off coupon code good for 3 orders
- Invest $5,000: 50% off coupon code good for 3 orders
- Invest $25,000+: 50% off coupon code good for 6 orders and membership into the Cusa Innovation Council

We're staunch believers that companies should only raise money if they are firmly committed to delivering a return for their investors. The most common way for that to happen in our industry is an acquisition. For example, Liquid IV (who make instant electrolyte beverages) was acquired by Unilever in 2020 for $400M, Blue Bottle Coffee was bought by Nestle for $425M in 2017, and Dutch company Jacobs Douwe Egberts paid 900M EUR to acquire Super Group, a instant tea and coffee manufacturer from Singapore, in 2016. Of course we can't predict the future and guarantee this will happen to Cusa, but these are examples of acquisitions in our space.

Our goal is to grow this company to a point where we are an extremely attractive acquisition target - while staying true to our roots and heritage. A community round is therefore a great fit - we'd love nothing more than for our fans to be investors and grow with us.

Why is this an amazing deal?

It all comes down to the investment terms and our commitment to you. Our valuation is extremely competitive in the space. We might even go so far as to call it a steal.

Direct-To-Consumer (DTC) businesses such as Cusa are typically valued at 3-6x annual revenue. Similar businesses have even raised crowdfunding rounds at highly inflated valuations of 10x or 11x revenue. Due to overall market conditions, we have chosen to be on the lower side of that range. Our projected 2022 revenue is $2.2 million, so this represents a 3.2x revenue for our current valuation, which we feel is extremely attractive and defensible.



We are so thankful for our over 80,000 customers that got us where we are today. We deeply believe in the power of community to help us take the next step for our growth and want you to be part of the journey and get the rewards. Our valuation is extremely competitive in the space. We might even go so far as to call it a steal.

We're ready to work hand-in-hand with our community to grow the heck out of the brand in the coming years. We have already seen amazing growth with our bootstrapped budgets and can't wait to see how many consumers we can reach with a little more fuel.

Invest in our mission to bring clean and convenient beverages to the world!

Downloads

Downloads


[Cusa Tea Coffee Deck July 2022.pdf](#)